Ecopetrol S.A. comments on news reports about the possible sale of its stake in the Empresa de Energía de Bogotá S.A. E.S.P. or in Interconexión Eléctrica S.A.

1.	Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) periodically analyzes the possibility of selling, in favorable conditions, some non-strategic assets to finance its investment plan.

2.	The Board of Directors approved that the company takes action to advance with the possible sale of its stake in the Empresa de Energía de Bogotá – EEB. (BVC: EEB).

3.	Currently, the date of the transaction has not been set and Ecopetrol does not have the required governmental and administrative authorizations required by the law of Colombia.

4.	To date, Ecopetrol does not have any authorization and has not carried out any process to sell its stake in Interconexión Eléctrica – ISA (BVC: ISA).

Bogotá D.C. July 18, 2013

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Claudia Trujillo (e)

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co